UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2020

Commission File Number:  1-35123

GOLAR LNG PARTNERS LP
(Translation of registrant’s name into English)

2nd Floor
S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒.

GOLAR LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2020

INDEX

PAGE
Exhibits	3

Signatures	4

Important Information Regarding Forward-Looking Statements	5

Management’s Discussion and Analysis of Financial Condition and Results of Operations	7

Quantitative and Qualitative Disclosures About Market Risk	19

Financial Statements (Unaudited)

Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 2020 and 2019	21

Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2020 and 2019	22

Condensed Consolidated Balance Sheets as of March 31, 2020 and December 31, 2019	23

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2020 and 2019	24

Unaudited Condensed Consolidated Statements of Changes in Partners' Capital for the three months ended March 31, 2020 and 2019	26

Notes to the Unaudited Condensed Consolidated Financial Statements	27

EXHIBITS

Exhibit Number	Description
4.1*
Amendment Agreement to the Bond Agreement dated May 8, 2020 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee in the bond issue identified as FRN Golar LNG Partners LP senior unsecured USD 150,000,000 bonds 2015/2020

4.2*
Amendment Agreement to the Bond Agreement dated May 8, 2020 between Golar LNG Partners LP and Nordic Trustee ASA as bond trustee in the bond issue identified as FRN Golar LNG Partners LP senior unsecured USD 250,000,000 bonds 2017/2021

*                               Filed herewith.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS ON FORM F-3 (333-219065), FORM F-3 (333-235614) AND S-8 (333-212485) OF THE REGISTRANT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date:	June 3, 2020	By:	/s/ Karl Fredrik Staubo
		Name:	Karl Fredrik Staubo
		Title:	Chief Executive Officer

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended March 31, 2020 contains certain forward-looking statements concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to:

•the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) to enter into long-term time charters, including our ability to re-charter floating storage and regasification units (“FSRUs”), liquefied natural gas (“LNG”) carriers and floating liquefied natural gas units (“FLNGs”) following the termination or expiration of their time charters;
•our ability to maximize the use of our vessels, including the re-deployment or disposal of vessels no longer under long-term time charter;
•our and Golar LNG Limited's (“Golar”) ability to make additional borrowings and to access debt and equity markets;
•our ability to repay our debt when due and to settle our interest rate swaps;
•the length and severity of outbreaks of pandemics, including the recent worldwide outbreak of the novel coronavirus ("COVID-19") and its impact on demand for LNG and natural gas, the operations of our charterers, our global operations and our business in general;
•market trends in the FSRU, LNG carrier and FLNG industries, including fluctuations in charter hire rates, vessel values, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;
•our vessel values and any future impairment charges we may incur;
•our ability to make cash distributions on our units and the amount of any such distributions;
•the ability of Golar and us to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;
•challenges by authorities to the tax benefits we previously obtained;
•our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions:
•the future share of earnings relating to the FLNG, Hilli Episeyo ("Hilli"), which is accounted for under the equity method;
•our anticipated growth strategies;
•the effect of a worldwide economic slowdown;
•turmoil in the global financial markets;
•fluctuations in currencies and interest rates;
•changes in commodity prices;
•the liquidity and creditworthiness of our charterers;
•changes in our operating expenses, including dry-docking and insurance costs and bunker prices;
•our future financial condition or results of operations and future revenues and expenses;
•planned capital expenditures and availability of capital resources to fund capital expenditures;
•the exercise of purchase options by our charterers;
•our ability to maintain long-term relationships with major LNG traders;
•our ability to leverage the relationships and reputation of Golar and Golar Power Limited ("Golar Power") in the LNG industry;
•our ability to purchase vessels from Golar and Golar Power in the future;
•timely purchases and deliveries of new build vessels;
•future purchase prices of new build and secondhand vessels;
•economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of us and certain of our subsidiaries;
•our ability to compete successfully for future chartering and newbuilding opportunities;
•acceptance of a vessel by its charterer;
•termination dates and extensions of charters;
•the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•availability of skilled labor, vessel crews and management, including possible disruptions caused by the COVID-19 outbreak;
•our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement between us and Golar Management (or the “Management and Administrative Services Agreement”);
•the anticipated taxation of our partnership and distributions to our unitholders;
•estimated future maintenance and replacement capital expenditures;
•our and Golar's ability to retain key employees;
•customers’ increasing emphasis on environmental and safety concerns;
•potential liability from any pending or future litigation;
•potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•future sales of our securities in the public market;
•our business strategy and other plans and objectives for future operations; and
•other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Forward looking statements in this Report on Form 6-K are based upon estimates reflecting the judgment of management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in our Annual Report on Form 20-F for the year ended December 31, 2019 (our “2019 Annual Report”) under the caption “Item 3-Key Information-D. Risk Factors”.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We make no prediction or statement about the performance of our common units (“Common Units”) or our 8.75% Series A Cumulative Redeemable Preferred Units (our “Series A Preferred Units”). The various disclosures included in the Report on Form 6-K and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, references in this report to “Golar Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Important Information Regarding Forward-Looking Statements” for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with the unaudited condensed consolidated financial statements presented in this report, as well as the audited consolidated financial statements and notes thereto of Golar LNG Partners LP included in our 2019 Annual Report, which was filed with the SEC on April 30, 2020.

General

We were formed in 2007 by Golar, a leading independent owner and operator of LNG carriers and FSRUs, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows. On July 12, 2018, we acquired an interest in the Hilli, a floating liquefied natural gas vessel, through the acquisition (the "Hilli Acquisition") of 50% of the common units (the "Hilli Common Units") in Golar Hilli LLC ("Hilli LLC"), which owns Hilli Corporation ("Hilli Corp"), the disponent owner of the FLNG Hilli. As of March 31, 2020, our fleet consisted of six FSRUs, four LNG carriers and an interest in the FLNG Hilli.

Recent Developments

Since January 1, 2020, the significant developments that have occurred are as follows:

Global COVID-19 Outbreak

The outbreak of COVID-19 that originated in China and subsequently spread to many countries worldwide has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of COVID-19. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, and the global demand for oil, natural gas and LNG and LNG shipping has declined significantly.

Safety remains our highest priority and several initiatives have been implemented in response to COVID-19 to keep our seafarers, staff and our wider communities safe while ensuring that all our assets remain operational and that we are meeting our customer commitments. To date our operations have been impacted primarily by the cancellation and/or delays of crew changes on our vessels and the postponement of equipment maintenance and various inspections. The timing of crew rotations remains dependent on the duration and severity of COVID-19 in countries from which our crews are sourced as well as any restrictions in place at ports in which our vessels call; however we are managing to make limited crew changes where possible. Restrictions on crew changes may lead to a temporary decline in crewing related expenses in the near-term; however where our crew changes are delayed we may incur increased costs to arrange crew changes in response to the restrictions in place. We have sought to financially support our seafarers currently on shore leave. Restrictions in place at ports may also lead to increased provisioning costs to obtain supplies. Some of our global offices are re-opening and planning to function under local legislation and social distancing guidelines. Due to the negative effect of COVID-19 on capital markets, refinancing of our 2015 Norwegian Bond proved challenging and we therefore proceeded to amend both the 2015 and 2017 Norwegian Bonds together, as described below.

However, the ultimate extent to which COVID-19 will impact our results of operations, cash flows and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including among others, the severity and duration of COVID-19, new information which may emerge concerning the severity of COVID-19 and the actions to contain or treat its impact. Governments and governmental agencies in different countries are also taking various approaches to relax restrictions previously imposed, where possible. An estimate of the impact cannot therefore be made at this time. The severity and duration, as well as the impact of these factors remain uncertain but could have a material impact on our results of operations, cash flows and financial condition. If the COVID-19 outbreak continues to impact the global economy on a prolonged basis, or becomes more severe, the rate environment in the LNG, natural gas and shipping markets and our vessel values, operations and cash flows may be negatively impacted.

Cash Distributions

In February 2020, we paid a cash distribution of $0.4042 per common unit in respect of the three months ended December 31, 2019 to unitholders of record as of February 7, 2020. We also paid a cash distribution of $0.546875 per Series A Preferred Unit for the period from November 15, 2019 through to February 14, 2020 to our Series A Preferred unitholders of record as of February 7, 2020.

In April 2020, we announced an update regarding our financial strategy and ongoing initiatives in response to the recent COVID-19 induced deterioration in the macro-economic environment and to facilitate refinancing of upcoming debt maturities, including our 2015 and 2017 Norwegian Bond refinancing described below. The announcement included a 95% reduction in the quarterly distribution on our common units to $0.0202 per unit for the quarter ended March 31, 2020. We believe this reduction is in the best interest of all our stakeholders during this time of market volatility. With the resulting cash retention, we will focus our capital allocation on debt reduction and strengthening our balance sheet.

In May 2020, we paid a distribution of $0.0202 per common unit in respect of the three months ended March 31, 2020, to unitholders of record as of May 7, 2020, amounting to $1.4 million. We also paid a cash distribution of $0.546875 per Series A Preferred Unit in respect of the period from February 15, 2020 through May 14, 2020 to our Series A preferred unitholders of record as of May 8, 2020, amounting to $3.0 million.

2015 and 2017 Norwegian Bond Refinancing

On May 5, 2020, bondholders approved amendments (the “Norwegian Bond Amendments”) to our Norwegian bonds issued in 2015 (the “2015 Norwegian Bonds”) and our Norwegian bonds issued in 2017 (the “2017 Norwegian Bonds”, and together with the 2015 Norwegian Bonds, the “Norwegian Bonds”), as follows:

2015 Norwegian Bonds: The maturity date has been extended to November 22, 2021. The interest rate increased by 185 basis points to LIBOR plus 6.25% per annum. The repayment profile of the 2015 Norwegian Bonds changed from a bullet repayment on the original maturity date to amortization as follows:
•Equal installments of $5.0 million (at 100% of par value), commencing on September 30, 2020 and thereafter quarterly on each interest payment date up to and including the interest payment date in May 2021;
•Equal installments of $3.8 million (at 100% of the par value) on each quarterly interest payment date thereafter; and
•Repayment of the remaining amount at a price of 105% of the par value on November 22, 2021.

We may redeem the 2015 Norwegian Bonds (in whole or in part) together with accrued and unpaid interest thereon any time (i) from and including the interest payment date in May 2020 until (but excluding) the interest payment date in May 2021 at 100% of the par value of the 2015 Norwegian Bonds redeemed; and (ii) from and including the interest payment date in May 2021 to (but excluding) November 22, 2021, at 105% of the par value of the 2015 Norwegian Bonds redeemed.

2017 Norwegian Bonds: The maturity date has been extended to November 15, 2022. The interest rate increased by 185 basis points to LIBOR plus 8.1% per annum. The repayment profile of the 2017 Norwegian Bonds changed from a bullet repayment upon the original maturity date to amortization as follows:
•Equal installments of $5.0 million (at 100% of par value), commencing on September 30, 2020 and thereafter quarterly on each interest payment date up to and including the interest payment date in May 2021;
•Equal installments of $6.3 million (at 100% of the par value) on the interest payment dates in August 2021 and November 2021;
•Equal installments of $10.0 million (at 100% of the par value) from and including the interest payment date in February 2022 after the 2015 Norwegian Bonds have been redeemed in full and on each interest payment date thereafter; and
•Repayment of the remaining amount at a price of 105% of the par value on November 15, 2022.

We may redeem the 2017 Norwegian Bonds (in whole or in part) together with accrued and unpaid interest thereon at any time (i) from and including the interest payment date in May 2020 until (but excluding) the interest payment date in May 2021 at 100% of the par value of the 2017 Norwegian Bonds redeemed; and
(ii) from and including the interest payment date in May 2021 to (but excluding) November 15, 2022, at 105% of the par value of the 2017 Norwegian Bonds redeemed.

Under the Norwegian Bond Amendments, we may incur no additional financial indebtedness without applying the proceeds received therefrom to redeem the Norwegian Bonds on a pro rata basis, other than certain permitted financial indebtedness incurred: (i) to repay existing financial indebtedness, (ii) by way of secured debt from financial institutions incurred in the ordinary course of business in connection with acquisitions of assets or (iii) an amount up to $25.0 million in aggregate, provided that the proceeds in the case of each of (i) to (iii) above are not applied for redemption of any or all of the 2017 Norwegian Bonds prior to the redemption of the 2015 Norwegian Bonds in full. In addition, the Norwegian Bond Amendments contain a provision prohibiting us from paying distributions to our common unitholders in an amount greater than (i) $0.0808 per common unit per annum or (ii) the aggregate amount of cash equity raised. Additionally, under the Norwegian Bond Amendments, we are not permitted to repurchase any of our common or preferred units.

Charter Extension

In February 2020, the charterer for Golar Grand exercised option to extend charter, originally expiring in May 2020, for one year at a rate similar to the current rate. The charterer has options to further extend duration for terms up to six years.

Series A Preferred Units ATM Program

On January 28, 2020, the Partnership entered into a sales agreement with a sales agent (the "Agent"), relating to the Partnership’s Series A Preferred Units. In accordance with the terms of the sales agreement, we may, through the Agent, offer and sell from time to time, additional Series A Preferred Units having an aggregate offering price of up to $120.0 million.

Organizational Changes

On April 30, 2020, Mr. Graham Robjohns stepped down as our Chief Executive Officer ("CEO") and left Golar. On May 1, 2020, Mr. Karl Fredrik Staubo was appointed as our CEO. Mr. Staubo has 10 years of experience advising and investing in shipping, energy and infrastructure companies. Mr. Staubo worked in the Corporate Finance division of Clarkson’s Platou Securities, including as Head of Shipping, from June 2010 until September 2018. Subsequent to his time at Clarksons, Mr. Staubo worked at Magni Partners Ltd. as a partner from October 2018. During his time with Magni Partners, Mr. Staubo worked as an advisor to the Golar group and was extensively involved in the Norwegian Bond Amendments. Mr. Staubo has a MA (Business Studies and Economics) from the University of Edinburgh.

Financing

In February 2020, we borrowed $25.0 million from Golar, with interest at a rate of LIBOR plus a margin of 5.0%. As of March 31, 2020, the outstanding loan balance was $5.0 million. We repaid the loan in full, including interest, in April 2020.

In May 2020, we entered into a revolving credit facility with a total availability of $25.0 million with Golar, of which we drew down $15.0 million. The facility is unsecured, repayable in full in June 2020 and bears interest at a rate of LIBOR plus a margin of 5.0%.

Results of Operations

Three Months Ended March 31, 2020 Compared with the Three Months Ended March 31, 2019

The following table details the Adjusted EBITDA information for our reportable segments for the three months ended March 31, 2020 compared to the three months ended March 31, 2019. See Note 5 “Segment Information” of our unaudited condensed consolidated financial statements included herein for additional information on our segments.

	Three Months Ended March 31, 2020					Three Months Ended March 31, 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG	Elimination(1)	Consolidated Reporting	FSRU	LNG Carrier	FLNG	Elimination(1)	Consolidated Reporting
Total operating revenues	$53,441	$16,374	$26,018	$(26,018)	$69,815	$53,405	$16,505	$26,018	$(26,018)	$69,910
Vessel operating expenses	(11,495)	(4,717)	(6,003)	6,003	(16,212)	(11,793)	(5,017)	(5,953)	5,953	(16,810)
Voyage and commission expenses	(1,313)	(871)	—	—	(2,184)	(1,124)	(734)	(180)	180	(1,858)
Administrative expenses(2)	(2,364)	(1,353)	(130)	130	(3,717)	(2,377)	(1,489)	(308)	308	(3,866)
Amount invoiced under sales-type lease	4,550	—	—	(4,550)	—	—	—	—	—	—
Adjusted EBITDA	$42,819	$9,433	$19,885	$(24,435)	$47,702	$38,111	$9,265	$19,577	$(19,577)	$47,376
(1) Eliminations reverse the effective revenues, expenses, and Adjusted EBITDA attributable to our 50% ownership of the Hilli Common Units, as well as the amount invoiced under the sales-type lease on the Golar Freeze.
(2) Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels while administrative expenses for the FLNG segment relates to our effective share of expenses attributable to our 50% ownership of the Hilli Common Units. See the discussion under “—Other Operating Results” below.

FSRU Segment

The following table sets forth the operating results of our FSRU segment for the three months ended March 31, 2020 and 2019.

	Three Months Ended March 31,
	2020	2019	$ Change	% Change
Statement of Operations Data:	( in thousands of $ except Average Daily TCE(3))
Total operating revenues	$53,441	$53,405	$36	—%
Vessel operating expenses	(11,495)	(11,793)	298	(3)%
Voyage and commission expenses	(1,313)	(1,124)	(189)	17%
Administrative expenses	(2,364)	(2,377)	13	(1)%
Amount invoiced under sales-type lease	4,550	—	4,550	100%
FSRU Adjusted EBITDA	$42,819	$38,111	$4,708	12%

Other Financial Data:
Average daily TCE(3) (to the closest $100)	$138,900	$129,100	$9,800	8%
(3) See “—Non-GAAP Measure” for a computation of Average Daily Time Charter Earnings ("TCE") and a reconciliation to total operating revenues, the most directly comparable U.S. GAAP financial measure.

Total operating revenues: Total operating revenues for the three months ended March 31, 2020 and 2019 were $53.4 million. For the three months ended March 31, 2020, a $1.2 million increase in revenue from the Golar Winter, NR Satu and Golar Eskimo from increased daily hire rates was offset by a $1.2 million decrease in revenue from the Golar Igloo due to a reduced daily hire rate for her new charter that began in February 2020.

Amount invoiced under sales-type lease: This represents the actual invoiced amounts on the Golar Freeze sales-type lease. As the income generated from the Golar Freeze sales-type lease is not reflected in our previously reported segment profit measure, we have included the amounts invoiced under the lease in arriving at our FSRU Adjusted EBITDA, to enable comparability with the rest of our FSRU segment's charters. The charter for the Golar Freeze was modified on May 15, 2019 resulting in a change from an operating lease to a sales-type lease, and there is no comparable amount for the three months ended March 31, 2019.

FSRU Adjusted EBITDA: FSRU Adjusted EBITDA increased by $4.7 million to $42.8 million for the three months ended March 31, 2020 compared with $38.1 million for the three months ended March 31, 2019. This was primarily due to the $4.6 million increase in the Golar Freeze as she earned her contracted full daily hire rate for the three months ended March 31, 2020 after she tendered notice of readiness for FSRU testing in April 2019, whereas she was earning a lower rate while undergoing commissioning during the three months ended March 31, 2019.

Average daily TCE(3): The average daily TCE(3) for the three months ended March 31, 2020 increased by $9,800 to $138,900 compared to $129,100 for three months ended March 31, 2019, primarily due to the $4.6 million increase from the Golar Freeze as she earned a higher hire rate during the three months ended March 31, 2020 compared to the three months ended March 31, 2019.

LNG Carrier Segment

The following table sets forth the operating results of our LNG carrier segment for the three months ended March 31, 2020 and 2019.

	Three Months Ended March 31,
	2020	2019	$ Change	% Change
Statement of Operations Data:	( in thousands of $ except Average Daily TCE(3))
Total operating revenues	$16,374	$16,505	$(131)	(1)%
Vessel operating expenses	(4,717)	(5,017)	300	(6)%
Voyage and commission expenses	(871)	(734)	(137)	19%
Administrative expenses	(1,353)	(1,489)	136	(9)%
LNG carrier Adjusted EBITDA	$9,433	$9,265	$168	2%

Average daily TCE(3) (to the closest $100)	$42,600	$44,600	$(2,000)	(4)%
(3) See “—Non-GAAP Measure” for a computation of Average Daily TCE and a reconciliation to total operating revenues, the most directly comparable U.S. GAAP financial measure.

Total operating revenues: Total operating revenues decreased by $0.1 million to $16.4 million for the three months ended March 31, 2020 compared with $16.5 million for the three months ended March 31, 2019, primarily due to a $3.3 million decrease in revenue from the Golar Mazo as a result of the vessel idling for the three months ended March 31, 2020 while making preparations to enter into cold layup, whereas she had a spot charter during the three months ended March 31, 2019. The decrease was offset by a $3.1 million increase in revenue from the Golar Maria and the Golar Grand due to higher daily hire rates for the three months ended March 31, 2020 compared to the three months ended March 31, 2019.

LNG carrier Adjusted EBITDA: The LNG carrier Adjusted EBITDA increased by $0.2 million to $9.4 million for the three months ended March 31, 2020 compared to $9.3 million in the three months ended March 31, 2019. This was primarily due to lower vessel operating expenses for Golar Mazo as she was idling.

Average daily TCE(3): The average daily TCE(3) for the three months ended March 31, 2020 decreased by $2,000 to $42,600, compared to $44,600 for the three months ended March 31, 2019. This is due to:

• a decrease in total operating revenue mainly due to the Golar Mazo idling for the three months ended March 31, 2020;

•an increase of six on-hire days for the Golar Maria in the three months ended March 31, 2020 compared with the three months ended March 31, 2019 when she underwent scheduled technical off hire; and

•an increase in one calendar day during the three months ended March 31, 2020 compared to the three months ended March 31, 2019.

FLNG Segment

We carry out our FLNG business through our ownership of 50% of the Hilli Common Units effective from July 2018. Although we account for our investment as an equity method investment, which is presented in “Equity in net earnings of affiliate” within our condensed consolidated statement of operations, we report our segment on a gross basis showing our proportionate share of the underlying business activities.

The following table sets forth the operating results of our FLNG segment for the three months ended March 31, 2020 and 2019.

	Three Months Ended March 31,
	2020	2019	$ Change	% Change
Statement of Operations Data:	(in thousands of $)
Total operating revenues	$26,018	$26,018	$—	—%
Vessel operating expenses	(6,003)	(5,953)	(50)	1%
Voyage and commission expenses	—	(180)	180	(100)%
Administrative expenses	(130)	(308)	178	(58)%
FLNG Adjusted EBITDA	$19,885	$19,577	$308	2%

FLNG Adjusted EBITDA: This refers to our effective share of the FLNG Adjusted EBITDA. The increase of $0.3 million in FLNG Adjusted EBITDA to $19.9 million for the three months ended March 31, 2020, as compared to $19.6 million for the three months ended March 31, 2019 was primarily due to decreased voyage and commission expenses and administrative expenses.

Other operating results

The following details our other consolidated results for the three months ended March 31, 2020 compared to the three months ended March 31, 2019:

	Three Months Ended March 31,
	2020	2019	$ Change	% Change
	(in thousands of $)
Other non-operating income	$164	$—	$164	100%
Depreciation and amortization	(19,963)	(21,440)	1,477	(7)%
Administrative expenses	(3,717)	(3,866)	149	(4)%
Interest income	4,490	1,075	3,415	318%
Interest expense	(17,495)	(20,777)	3,282	(16)%
Losses on derivative instruments	(46,835)	(13,967)	(32,868)	235%
Other financial items, net	790	(530)	1,320	(249)%
Income taxes	(3,862)	(5,289)	1,427	(27)%
Net loss/(income) attributable to non-controlling interests	77	(1,711)	1,788	(105)%

Depreciation and amortization: Depreciation and amortization decreased by $1.5 million to $20.0 million for the three months ended March 31, 2020, compared to $21.4 million for the three months ended March 31, 2019. This was primarily due to:

•a $1.9 million reduction in the depreciation and amortization of the Golar Freeze following the derecognition of the vessel from vessels and equipment, net beginning on May 15, 2019;

•a $0.3 million decrease in the amortization of Golar Eskimo drydocking costs as her previous drydocking cost was fully amortized while she completed an in-water class renewal (akin to a drydock) during the three months ended March 31, 2020; and

•a $0.2 million decrease in the amortization of the intangible asset acquired in connection with the acquisition of the Golar Igloo as the lease term ended in November 2019.

The decrease was offset by a $1.1 million increase in amortization in the three months ended March 31, 2020 due to the acceleration of the Golar Mazo's drydocking amortization profile, as she was scheduled for cold lay-up.

Administrative expenses: Administrative expenses decreased by $0.2 million to $3.7 million for the three months ended March 31, 2020, compared to $3.9 million for the three months ended March 31, 2019. We are party to a management and services agreement with Golar Management Limited (“Golar Management”), a wholly owned subsidiary of Golar, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at cost plus 5% pursuant to the Management and Administrative Services Agreement. Under the Management and Administrative Services Agreement, for the three months ended March 31, 2020 and 2019, we incurred charges of $2.0 million and $2.4 million, respectively. The remaining balance of administrative expenses amounting to $1.7 million and $1.5 million for the three months ended March 31, 2020 and 2019, respectively, relates to corporate expenses such as legal, accounting and regulatory compliance costs.

Interest income: Interest income increased by $3.4 million to $4.5 million for the three months ended March 31, 2020, compared to $1.1 million for the three months ended March 31, 2019. Included within the interest income for the three months ended March 31, 2020 is $4.0 million in relation to the Golar Freeze sales-type lease. There was no such income for the three months ended March 31, 2019. This was partially offset by lower interest income earned on our cash balance for the three months ended March 31, 2020 compared to the three months ended March 31, 2019.

Interest expense: Interest expense decreased by $3.3 million to $17.5 million for the three months ended March 31, 2020, compared to $20.8 million for the three months ended March 31, 2019, primarily due to:

•a $1.6 million decrease in interest expense on our $800 million facility, due to lower LIBOR rates on the amortized principal balance;

•a $0.8 million decrease in interest expense on our Norwegian Bonds due to lower LIBOR rates; and

•a $0.7 million decrease in interest expense arising on the loan facility of our consolidated variable interest entity (“VIE”) for the Golar Eskimo.

Losses on derivative instruments: Losses on derivative instruments reflects a loss of $46.8 million and $14.0 million for the three months ended March 31, 2020 and 2019, respectively, as set forth in the table below:

	Three Months Ended March 31,
(in thousands of $)	2020	2019	$ Change	% Change
Mark-to-market losses for interest rate swaps	$(45,533)	$(16,484)	$(29,049)	176%
Net interest (expense)/income on undesignated interest rate swaps	(1,302)	2,517	(3,819)	(152)%
Total	$(46,835)	$(13,967)	$(32,868)	235%

Mark-to-market losses and realized interest (expense)/income on interest rate swaps: Mark-to-market losses and realized interest (expense)/income on interest rate swaps resulted in a net loss of $46.8 million for the three months ended March 31, 2020, compared to $14.0 million for the three months ended March 31, 2019 due to the decrease in long-term swap interest rates since 2019 which has resulted in a greater loss on the mark-to-market valuation of our interest rate swaps.

Other financial items, net: Other financial items, net, reflects a gain of $0.8 million and a loss of $0.5 million for the three months ended March 31, 2020 and 2019, respectively, as set forth in the table below:

	Three Months Ended March 31,
(in thousands of $)	2020	2019	$ Change	% Change
Amortization of Partnership Guarantee	$467	$539	$(72)	(13)%
Foreign exchange gains/(losses) on finance lease obligation and related restricted cash	509	(807)	1,316	(163)%
Foreign exchange losses on operations	(121)	(150)	29	(19)%
Financing arrangement fees and other costs	(65)	(112)	47	(42)%
Total	$790	$(530)	$1,320	(249)%

Amortization of Partnership Guarantee: Represents the amortization for the three months ended March 31, 2020 of the fair value of the Partnership Guarantee provided in connection with the Hilli Acquisition. See Note 14 “Related Party Transactions” of our unaudited condensed consolidated financial statements included herein for additional information.

Foreign exchange gains/(losses) on finance lease obligations and related restricted cash: Represents foreign currency differences arising on retranslation of foreign currency balances including foreign currency movements on the Methane Princess lease which is denominated in Pound Sterling. Foreign currency gains increased by $1.3 million as a result of the strengthening of the US dollar against the Pound Sterling during the three months ended March 31, 2020.

Income taxes: Income taxes decreased by $1.4 million to $3.9 million for the three months ended March 31, 2020, compared to $5.3 million for the three months ended March 31, 2019. This was due to a $1.4 million deferred tax charge recognized in the three months ended March 31, 2019 due to Jordan's new solidarity tax of 1% applicable from 2019. There was no similar charge in the three months ended March 31, 2020.

Net (loss)/income attributable to non-controlling interests: Net (loss)/income attributable to non-controlling interests decreased by $1.8 million to a $0.1 million loss for the three months ended March 31, 2020, compared to $1.7 million income attributable to non-controlling interests for the three months ended March 31, 2019, mainly due to the decrease in net income from the Golar Mazo as she was idle for the three months ended March 31, 2020, whereas she had a spot charter during three months ended March 31, 2019.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the potential purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other short-term liquidity requirements relate to servicing interest on our debt, scheduled debt repayments, funding working capital requirements, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in other currencies. We use derivative instruments for interest rate and currency risk management purposes only.

Short-Term Liquidity and Cash Requirements

Sources of short-term liquidity include cash balances, restricted cash balances, short-term deposits, receipts from our charters and short-term loans from Golar. Revenues from the majority of our time charters are received monthly in advance. In addition, we benefit from low inventory requirements due to the fact that fuel costs are paid for by the charterer for vessels under time charters.

As of March 31, 2020, our cash and cash equivalents, including restricted cash was $212.3 million. The majority of our restricted cash balances (excluding $12.3 million in performance bonds and bid bonds relating to certain of our charters) contribute to our short and medium term liquidity as they are used to fund payment of certain financial obligations (including loans, finance leases and derivatives) which would otherwise be paid out of our unrestricted cash balances. Since March 31, 2020, significant transactions impacting our cash flows include:

•payment of a cash distribution of $0.0202 per unit ($1.4 million) to all common and general partner unitholders with respect to the quarter ended March 31, 2020, in May 2020;

•payment of a cash distribution of $0.546875 per Series A Preferred Unit ($3.0 million), in respect of the period from February 15, 2020 through May 14, 2020, in May 2020;

•payment of $30.3 million of scheduled principal and interest repayments;

•repayment of $5.0 million for the short-term interest bearing loan from Golar in April 2020; and

•receipt of $15.0 million from revolving credit facility from Golar in May 2020. The facility has total availability of $25.0 million and is repayable in full in June 2020.

In May 2020, bondholders approved amendments to the Norwegian Bonds. In return for the 18-month extension, in May 2020, we paid fees of $4.3 million, see "Recent Developments—2015 and 2017 Norwegian Bond Refinancing” for a description of the Norwegian Bond Amendments.

Our $800 million credit facility is due to mature in April 2021 and bears interest at a rate of LIBOR plus a margin of 2.5%. Management is currently exploring various options to obtain the necessary funds to refinance the maturing credit facility. We have a track record of successfully refinancing our debt requirements and given the strong fundamentals of the underlying assets (contracted cash flows and existing leverage ratios), we believe that it is probable that we will obtain the necessary funding to meet our payment obligations under the maturing $800 million credit facility by April 2021.

We believe that our current resources, including proceeds from our financing activities, as may be permitted under our current financing arrangements and the Norwegian Bond Amendments, and cash to be generated from our operations (assuming the current rates earned from existing charters continue until charter termination or expiration, where applicable), will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to pay loan interest, make scheduled loan repayments and make cash distributions. Accordingly, we believe our current resources are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Three Months Ended March 31,
(in thousands of $)	2020	2019	$ Change	% Change
Net cash provided by operating activities	$36,711	$28,561	$8,150	29%
Net cash provided by/(used in) investing activities	1,146	(13,240)	14,386	(109)%
Net cash used in financing activities	(48,225)	(28,162)	(20,063)	71%
Effect of exchange rate changes on cash	(7,221)	1,825	(9,046)	(496)%
Net decrease in cash, cash equivalents and restricted cash	(17,589)	(11,016)	(6,573)	60%
Cash, cash equivalents and restricted cash at beginning of period	229,922	269,092	(39,170)	(15)%
Cash, cash equivalents and restricted cash at end of period	$212,333	$258,076	$(45,743)	(18)%

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $8.2 million to $36.7 million for the three months ended March 31, 2020 compared to $28.6 million for the three months ended March 31, 2019. The increase was primarily due to:

•a $7.7 million decrease in cash payments for drydocking expenditures in the three months ended March 31, 2020, compared to the three months ended March 31, 2019;

•a $1.5 million increase in dividends received from Hilli LLC in the three months ended March 31, 2020 in respect of our Hilli Common Units compared to the three months ended March 31, 2019; and

•improvement in the general timing of working capital in the three months ended March 31, 2020, compared to the three months ended March 31, 2019.

Net Cash Provided by/(Used in) Investing Activities

Net cash provided by investing activities of $1.1 million for the three months ended March 31, 2020 was due to $2.8 million of dividends received from Hilli LLC in respect of our Hilli Common Units. This was partially offset by $1.6 million of capital expenditures for the Golar Igloo's planned refurbishment.

Net cash used in investing activities of $13.2 million for the three months ended March 31, 2019 was due to:

•$10.3 million of cash consideration paid in respect of the remaining net purchase price less working capital adjustments in connection with the acquisition of Hilli Common Units; and

•$6.3 million of capital expenditures for the Golar Igloo and Golar Freeze.

This was partially offset by $3.4 million of dividends received from Hilli LLC in respect of our Hilli Common Units.

Net Cash Used in Financing Activities

Net cash used in financing activities is principally generated from funds from equity and debt offerings, new debt and lease financings, and short-term related party loans, offset by cash distributions, unit repurchase payments and debt and lease repayments.

Net cash used in financing activities during the three months ended March 31, 2020 of $48.2 million was primarily due to the following:

•$41.3 million of scheduled repayment of our debt, including a $20.0 million repayment of the $25.0 million short-term loan from Golar that was advanced in February 2020; and

•payment of $31.6 million in cash distributions.

This was partially offset by a $25.0 million short-term loan from Golar advanced in February 2020.

Net cash used in financing activities during the three months ended March 31, 2019 of $28.2 million was primarily due to the following:

•$21.3 million of repayment of our debt; and

•payment of $31.7 million in cash distributions.

This was partially offset by a $25.0 million borrowing under our revolving credit facility.

Borrowing Activities

See “—Contractual Obligations” for the repayment profile of our debt and finance lease obligation.

Debt.  As of March 31, 2020 and December 31, 2019, our long-term debt, net of deferred finance charges consisted of the following:

(in thousands of $)	March 31, 2020	December 31, 2019

$800 million credit facility	$555,000	$568,000
2017 Norwegian Bonds	250,000	250,000
2015 Norwegian Bonds	150,000	150,000
NR Satu facility	70,425	74,113
Eskimo SPV debt	176,215	180,831
Total debt	$1,201,640	$1,222,944
Less: deferred financing costs	(4,885)	(6,011)
Net debt	$1,196,755	$1,216,933

The significant developments relating to our debt in the period after March 31, 2020 are set forth below:

•In May 2020, bondholders approved the Norwegian Bond Amendments, see "Recent Developments—2015 and 2017 Norwegian Bond Refinancing".

•In May 2020, we entered into a revolving credit facility with a total availability of $25.0 million with Golar, of which we drew down $15.0 million. The facility is unsecured, repayable in full in June 2020 and bears interest at a rate of LIBOR plus a margin of 5%.

Finance Lease Obligations.  As of March 31, 2020 and December 31, 2019, our net obligation on our finance lease was as follows:

(in thousands of $)	March 31, 2020	December 31, 2019
Finance lease liability	$114,582	$122,779
Less: Restricted cash deposit	(107,037)	(114,676)
Net finance lease obligation	$7,545	$8,103

Methane Princess Lease.  In August 2003, Golar entered into a lease arrangement (the “Methane Princess lease”) with a UK bank (the “Methane Princess lessor”). Our obligation to the Methane Princess lessor is primarily secured by a letter of credit, which is itself secured by a cash deposit which was placed with the Methane Princess lessor since June 2008.

In the event of any adverse tax changes to legislation affecting the tax treatment of the lease for the Methane Princess lessor or a successful challenge by the UK Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate the Methane Princess lease before its expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transaction, post additional security or make additional payments to our lessor which would increase the obligations noted above. The Methane Princess lessor has a second priority security interest in the Methane Princess, the Golar Spirit and the Golar Grand to secure these potential obligations. Golar has agreed to indemnify us against any of these increased costs and obligations. Refer to note 15 to our unaudited condensed consolidated financial statements included herein.

Debt and Lease Restrictions

Our existing financing agreements (debt and lease) impose certain operating and financing restrictions on us and our subsidiaries that are described in our 2019 Annual Report under Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt and Lease Restrictions.

As of March 31, 2020, we were in compliance with all covenants of our various debt and lease agreements.

Capital Commitments

Drydockings

From March 31, 2020 until December 31, 2024, eight of the vessels in our current fleet will undergo their scheduled drydockings. We estimate that we will spend in total approximately $64.8 million for drydocking of these vessels, which includes $19.1 million in respect of the Golar Spirit and the Golar Mazo in order to bring them back in service from lay-up, with approximately $1.2 million expected to be incurred during the remainder of 2020, $25.1 million in 2021, $5.0 million in 2022, $23.5 million in 2023 and $10.0 million in 2024.

Ballast Water Management Convention

The International Maritime Organization (IMO) adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the BWM Convention) in February 2004. The Convention entered into force on September 8, 2017, however IMO later decided to postpone the compliance date for existing vessels by 2 years, i.e. until the first renewal survey following September 8, 2019. The U.S. Coast Guard has decided to maintain the 2017 effective date. This makes all vessels constructed before the entry into force date “existing” vessels, and requires the installation of a Ballast Water Treatment System (“BWTS”) on such vessels at the first renewal survey following the entry into force date. Installation of BWTS will be needed on all of our active LNG carriers. As long as our FSRUs are operating as FSRUs and kept stationary they will not need installation of a BWTS. The additional costs of complying with these rules, relating to all of our vessels are estimated to be approximately $2.0 million per vessel and will be phased in over time in connection with the renewal surveys that are required.

We reserve a portion of cash generated from our operations to meet the costs of future drydockings and BWTS installation. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.

Critical Accounting Policies

The preparation of our unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

For a description of our other material accounting policies that involve a higher degree of judgment, please refer to Note 2 -Significant Accounting Policies to our audited consolidated financial statements included in our 2019 Annual Report and Note 2 - Accounting Policies to our unaudited condensed consolidated financial statements included herein.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of March 31, 2020:

(in millions of $)	Total Obligation	Due in the remainder of 2020	Due in 2021-2022	Due in 2023-2024	Due Thereafter
Long-term debt(1)	$1,201.6	$78.5	$981.0	$25.7	$116.4
Interest commitments on long-term debt - floating and other interest rate swaps (2)	175.6	50.5	86.9	28.7	9.5
Finance lease obligations, net (2)(3)	114.6	1.4	5.0	6.9	101.3
Total	$1,491.8	$130.4	$1,072.9	$61.3	$227.2

(1) Amounts shown gross of deferred financing costs of $4.9 million.
(2) Our interest commitment on our long-term debt is calculated based on assumed USD LIBOR of between 0.28% and 1.71%, taking into account our various margin rates and interest rate swaps associated with each debt. Our interest commitment on our finance lease obligation is calculated on an assumed average Pound Sterling LIBOR of 5.2%.
(3) In the event of any adverse tax rate changes or rulings, our finance lease obligation with respect to the Methane Princess could increase significantly. Please refer to note 15 to the unaudited condensed consolidated financial statements included herein. However, Golar has agreed to indemnify us against any such increase.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

A discussion of our accounting policies for derivative financial instruments is included in note 2 — Significant Accounting Policies to our audited consolidated financial statements included in our 2019 Annual Report.  Further information on our exposure to market risk is included in note 24 — Financial Instruments to our audited consolidated financial statements included in our 2019 Annual Report.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk.  A significant portion of our debt is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

Assuming a 1% increase in the interest rate (including the effect of interest rates under the related interest rate swap agreements) as applied against our floating rate debt balance and proportionate share of the obligation under the Partnership’s guarantee of 50% of the obligations of Hilli Corp under the Hilli bareboat charter agreement (the “Hilli Facility”) as of March 31, 2020, this would increase our interest expense by $2.2 million per annum. We have calculated our floating rate debt as the principal outstanding on our long-term bank debt and net finance lease obligations (net of related restricted cash balances). For disclosure of the fair value of the derivatives and debt obligations outstanding as of March 31, 2020, please refer to note 13 to the unaudited condensed consolidated financial statements included herein.

Foreign currency risk.  A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as Pound Sterling, in relation to the administrative expenses we will be charged by Golar Management in the UK and operating expenses incurred in a variety of foreign currencies, and Brazilian Real in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Real. Based on our Pound Sterling expenses for the three months ended

March 31, 2020, a 10% depreciation of the U.S. Dollar against Pound Sterling would have increased our expenses by approximately $0.1 million. Based on our Brazilian Real revenues and expenses for the three months ended March 31, 2020, a 10% depreciation of the U.S. Dollar against the Brazilian Real would have decreased our net revenue and expenses by approximately $0.2 million.

The base currency of the majority of our seafaring officers’ remuneration is the Euro, Brazilian Real or Indonesian Rupiah. Based on the crew costs for the three months ended March 31, 2020, a 10% depreciation of the U.S. Dollar against the Euro, the Brazilian Real and the Indonesian Rupiah would have increased our crew cost by approximately $0.7 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in Pound Sterling, although it is hedged by the Pound Sterling cash deposit that secures the obligations under the lease. We use cash from the deposits to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the Pound Sterling cash deposit. Based on this lease obligation and the related cash deposit as of March 31, 2020, a 10% appreciation in the U.S. Dollar against the Pound Sterling would give rise to a net foreign exchange gain of approximately $0.8 million.

Non-GAAP measure

Average Daily TCE

It is standard industry practice to measure the revenue performance of a vessel in terms of average daily Time Charter Equivalent (“TCE”). For time charters, this is calculated by dividing the sum of (a) total operating revenue and (b) amount invoiced under sales-type lease, less voyage and commission expenses, by the number of calendar days minus days for scheduled off-hire. Scheduled off-hire days includes days when vessels are in lay-up or undergoing dry dock. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage and commission expenses, is included in the calculation of net time charter revenues. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of average daily TCE may not be comparable to that reported by other companies. The following table reconciles our total operating revenues by segment to average daily TCE:

	FSRU Segment		LNG Carrier Segment
	Three Months Ended March 31,		Three Months Ended March 31,
(in thousands of $, except number of days and average daily TCE)	2020	2019	2020	2019
Total operating revenues	$53,441	$53,405	$16,374	$16,505
Amount invoiced under sales-type lease (1)	4,550	—	—	—
Voyage and commission expenses	(1,313)	(1,124)	(871)	(734)
	56,678	52,281	15,503	15,771
Calendar days less scheduled off-hire days	408	405	364	354
Average daily TCE (to the closest $100)	$138,900	$129,100	$42,600	$44,600

(1) This represents the actual invoiced amounts on the sales-type lease on the Golar Freeze subsequent to its modification effective from May 15, 2019.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended March 31,
(in thousands of $, except per unit amounts)	Notes	2020	2019
Time charter revenues	5	69,815	69,910
Total operating revenues		69,815	69,910

Vessel operating expenses	5	(16,212)	(16,810)
Voyage and commission expenses	5	(2,184)	(1,858)
Administrative expenses	5	(3,717)	(3,866)
Depreciation and amortization		(19,963)	(21,440)
Total operating expenses		(42,076)	(43,974)

Operating income		27,739	25,936

Other non-operating income		164	—

Financial (expense)/income
Interest income	12	4,490	1,075
Interest expense		(17,495)	(20,777)
Losses on derivative instruments	6	(46,835)	(13,967)
Other financial items, net	6	790	(530)
Net financial expenses		(59,050)	(34,199)

Loss before tax, equity in net earnings of affiliate and non-controlling interests		(31,147)	(8,263)
Income taxes	7	(3,862)	(5,289)
Equity in net earnings of affiliate	9	1,788	265
Net loss		(33,221)	(13,287)
Net loss/(income) attributable to non-controlling interests		77	(1,711)
Net loss attributable to Golar LNG Partners LP Owners		(33,144)	(14,998)

General partner's interest in net loss		(723)	(360)
Preferred unitholders’ interest in net income		3,019	3,019
Common unitholders’ interest in net loss		(35,440)	(17,657)

Loss per unit
Common unit (basic and diluted)	16	$(0.51)	$(0.25)

Cash distributions paid per common unit in the period		$0.40	$0.40
Cash distributions declared per common unit in the period		$0.02	$0.40

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended March 31,
(in thousands of $)	2020	2019
Net loss	(33,221)	(13,287)
Other comprehensive loss	—	—
Comprehensive loss	(33,221)	(13,287)

Comprehensive (loss)/income attributable to:
Golar LNG Partners LP Owners	(33,144)	(14,998)
Non-controlling interests	(77)	1,711
	(33,221)	(13,287)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

		March 31,	December 31,
(in thousands of $)	Note	2020	2019
		Unaudited	Audited
ASSETS
Current Assets
Cash and cash equivalents		35,095	47,661
Restricted cash and short-term deposits		44,050	46,333
Current portion of investment in leased vessel, net	12	2,178	2,308
Amounts due from related parties	14	—	5,098
Inventories		3,848	2,702
Other current assets	10	33,609	29,197
Total Current Assets		118,780	133,299
Non-current Assets
Restricted cash		133,188	135,928
Investment in affiliate	9	190,609	193,270
Vessels and equipment, net		1,355,238	1,369,665
Vessel under finance lease, net		106,959	108,433
Investment in leased vessel, net	12	111,113	111,829
Intangible assets, net		48,130	50,409
Other non-current assets		1,307	2,779
Total Assets		2,065,324	2,105,612

LIABILITIES AND EQUITY
Current Liabilities
Current portion of long-term debt	11	105,394	225,254
Current portion of obligation under finance lease		1,965	1,990
Amounts due to related parties	14	4,664	—
Other current liabilities		130,705	81,910
Total Current Liabilities		242,728	309,154
Non-current Liabilities
Long-term debt	11	1,091,361	991,679
Obligation under finance lease		112,617	120,789
Other non-current liabilities		31,267	31,296
Total Liabilities		1,477,973	1,452,918
Equity
Partners' capital:
Common unitholders		323,678	387,631
Preferred unitholders		132,991	132,991
General partner interest		47,528	48,841
Total Partners' capital		504,197	569,463
Non-controlling interests		83,154	83,231
Total Equity		587,351	652,694
Total Liabilities and Equity		2,065,324	2,105,612

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended March 31,
(in thousands of $)	Notes	2020	2019
OPERATING ACTIVITIES
Net loss		(33,221)	(13,287)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization		19,963	21,440
Equity in net earnings/(loss) of affiliate		(1,788)	(265)
Deferred tax expense		521	2,036
Amortization of deferred charges and Partnership guarantee		660	680
Drydocking expenditure		(881)	(8,536)
Foreign exchange (gain)/losses		(509)	807
Unit options expense		—	59
Dividends received from affiliate		1,788	265
Interest element included in obligation under finance lease, net		(4)	(26)
Sales-type lease payments received in excess of interest income	12	522	—
Movement in credit allowance on financial assets		280	—
Change in market value of derivatives		45,533	16,484
Change in assets and liabilities:
Trade accounts receivable		1,290	8,977
Inventories		(1,146)	(311)
Other current assets and other non-current assets		(5,991)	(220)
Amounts due to related parties		4,512	3,218
Trade accounts payable		2,064	(3,856)
Accrued expenses		863	5,522
Other current and non-current liabilities		2,255	(4,426)
Net cash provided by operating activities		36,711	28,561

INVESTING ACTIVITIES
Additions to vessels and equipment		(1,607)	(6,315)
Dividends received from affiliate		2,753	3,371
Acquisition of investment in affiliate from Golar		—	(10,296)
Net cash provided by/(used in) investing activities		1,146	(13,240)

FINANCING ACTIVITIES
Repayment of debt (including related parties)		(41,304)	(21,251)
Proceeds from debt (including related parties)		25,000	25,000
Repayments of obligation under finance lease		(467)	(384)
Advances from related party for Methane Princess lease security deposit		157	146
Cash distributions paid		(31,611)	(31,673)
Net cash used in financing activities		(48,225)	(28,162)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(7,221)	1,825
Net decrease in cash, cash equivalents and restricted cash (1)		(17,589)	(11,016)
Cash, cash equivalents and restricted cash at beginning of period (1) (2)		229,922	269,092
Cash, cash equivalents and restricted cash at end of period (1) (2)		212,333	258,076
(1) Included within restricted cash are security deposits for our finance lease, debt facility and performance guarantees issued to the charterers.
(2) The following table identifies the balance sheet line-items included in ‘cash, cash equivalents and restricted cash’ presented in the consolidated statements of cash flows:

	March 31,	December 31,	March 31,	December 31,
(in thousands of $)	2020	2019	2019	2018
Cash and cash equivalents	35,095	47,661	74,412	96,648
Restricted cash and short-term deposits	44,050	46,333	43,043	31,330
Restricted cash - non-current	133,188	135,928	140,621	141,114
	212,333	229,922	258,076	269,092
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

	Three Months Ended March 31, 2019
(in thousands of $)	Partners’ capital			Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Preferred units	Common Units	General Partner Units and IDRs (1)
Consolidated balance at December 31, 2018	132,991	495,576	51,048	679,615	79,902	759,517
Net (loss)/income	3,019	(17,657)	(360)	(14,998)	1,711	(13,287)
Cash distributions	(3,019)	(28,073)	(581)	(31,673)	—	(31,673)
Unit options expense	—	59	—	59	—	59
Consolidated balance at March 31, 2019	132,991	449,905	50,107	633,003	81,613	714,616

	Three Months Ended March 31, 2020
(in thousands of $)	Partners’ capital			Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Preferred Units	Common Units	General Partner Units and IDRs (1)
Consolidated balance at December 31, 2019	132,991	387,631	48,841	569,463	83,231	652,694
Opening adjustment (2)	—	(501)	(10)	(511)	—	(511)
Balance at January 1, 2020	132,991	387,130	48,831	568,952	83,231	652,183
Net (loss)/income	3,019	(35,440)	(723)	(33,144)	(77)	(33,221)
Cash distributions	(3,019)	(28,012)	(580)	(31,611)	—	(31,611)
Consolidated balance at March 31, 2020	132,991	323,678	47,528	504,197	83,154	587,351

(1) As of March 31, 2020 and December 31, 2019, the carrying value of the equity attributable to the holders of our incentive distribution rights ("IDRs") was $32.5 million.

(2) Opening Total Equity has been adjusted following the adoption of ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments on January 1, 2020, see note 3.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golar LNG Partners LP
Notes to Unaudited Condensed Consolidated Financial Statements

1.                                      GENERAL

Golar LNG Partners LP (the “Partnership,” “we,” “our,” or “us”) is a publicly traded Marshall Islands limited partnership initially formed as a subsidiary of Golar LNG Limited (“Golar”) in September 2007, to own and operate LNG carriers and FSRUs under long-term charters. On July 12, 2018, we acquired an interest in the Hilli Episeyo (the “Hilli”), a floating liquefied natural gas (“FLNG”) vessel through the acquisition of 50% of the common units (the “Hilli Common Units”) in Golar Hilli LLC (“Hilli LLC”) (the “Hilli Acquisition”). As of March 31, 2020, we have a fleet of four LNG carriers, six FSRUs and an interest in the Hilli.

As of March 31, 2020, Golar held 30.8% (December 31, 2019: 30.6%) of our common units and a 2% (December 31, 2019: 2%) general partner interest in us.

References to Golar in these unaudited condensed consolidated financial statements refer, depending on the context, to Golar LNG Limited and to one or any more of its direct or indirect subsidiaries.

2.                                      ACCOUNTING POLICIES

Basis of accounting

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include all of the information and disclosures required under U.S. GAAP for complete financial statements. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2019, which are included in our Annual Report on Form 20-F.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2019, except for those added and updated below as a result of adopting the requirements of ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments (Topic 326). The impact of these changes in accounting policies on our unaudited condensed consolidated financial statements are disclosed in notes 3, 10 and 12.

Allowance for credit losses

Financial assets recorded at amortized cost and off-balance sheet credit exposures not accounted for as insurance (including financial guarantees) reflect an allowance for current expected credit losses ("credit losses") over the lifetime of the instrument. The allowance for credit losses reflects a deduction to the net amount expected to be collected on the financial asset. Amounts are written off against the allowance when management believes the uncollectability of a balance is confirmed or certain. Expected recoveries will not exceed the aggregate of amounts previously written-off or current credit loss allowance by financial asset category. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. We have elected to calculate expected credit losses on the combined balance of both the amortized cost and accrued interest from the unpaid principal balance. Specific calculation of our credit allowances are included in the respective accounting policies included herein; all other financial assets are assessed on an individual basis calculated using the method we consider most appropriate for each asset.

Trade accounts receivables

Trade receivables are presented net of allowances for doubtful debt based on observable events and expected credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate provision for doubtful debt. The expected credit loss allowance is calculated using a loss rate applied against an aging matrix, with assets pooled based on the vessel type that generated the underlying revenue (LNGC and FSRU), which reflects similar credit risk characteristics. Our trade receivables have short maturities so we have considered that forecasted changes to economic conditions will have an insignificant effect on the estimate of the allowance, except in extraordinary circumstances.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or significant influence. Amounts are presented net of allowances for credit losses, which are calculated using a loss rate applied against an aging matrix.

Time charter sales-type leases

On inception of a sales-type lease for which we are lessor, we de-recognize the related asset and record "Investment in leased vessel, net” on our consolidated balance sheet. The investment in leased vessel, net represents the fixed payments due from the lessee, discounted at the rate implicit in the lease. We allocate sales-type lease income to the consolidated statements of operations in the "Interest income” line item to reflect a constant periodic rate of return on our sales-type lease investment.

For sales-type leases, non-lease revenue and operating and service agreements in connection with the time charters are recorded over the term of the charter as the service is provided. The transaction price is based on the standalone selling price for the service.

Amounts are presented net of allowances for credit losses, which are assessed at the individual lease level, reflecting the risk profile for each vessel unique to each project. The allowance is calculated by multiplying the balance exposed on default by the probability of default and loss given default over the term of the lease. The exposure at default is net of the vessel collateral that is returned on default. With forecasts for counterparty probability of default and loss given default not readily available or supportable for the life of the instrument, annualized rates have been applied based on a forecast 5-year period. A probability weighting has been applied to each period of default over the remaining instrument life.

Cash and cash equivalents

We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure.

Restricted cash and short-term deposits

Restricted cash and short-term deposits consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments, other claims which requires us to restrict cash, performance bonds related to charters, cash collateral required for certain swaps, and cash held by the variable interest entity (“VIE”). We consider all short-term deposits as held to maturity. These deposits are carried at amortized cost. We place our short-term deposits primarily in fixed term deposits with high credit quality financial institutions. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure.

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued, and reported in “Other current liabilities” and "Other non-current liabilities". A liability equal to the fair value of the obligation undertaken in issuing the guarantee in connection with an investment in affiliate is recognized. If it becomes probable that we will have to perform under a guarantee, we will recognize an additional liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of such items are made. Financial guarantees are assessed for credit losses and any allowance is presented as a liability for off-balance sheet credit exposures where the balance exceeds the collateral provided over the remaining instrument life. The allowance is assessed at the individual guarantee level, calculated by multiplying the balance exposed on our default by the probability of default and loss given default over the term of the guarantee.

Use of estimates

The preparation of financial statements requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual values, charter rates, ship operating expenses and drydocking requirements.

During the period ended March 31, 2020, as a result of the recent outbreak of the novel 2019 coronavirus ("COVID-19") impact on our operations, we considered whether indicators of impairment existed that could indicate that the carrying amounts of the vessels may not be recoverable as of March 31, 2020 and concluded that no such events or changes in circumstances had occurred to warrant a change in the assumptions utilized in the December 31, 2019 impairment tests of our vessels. We will continue to monitor developments in the markets in which we operate for indications that the carrying value of our vessels are not recoverable.

3.                                      RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments, including ASU 2018-19, ASU 2019-04 and ASU 2019-11: Codification Improvements to Topic 326 ‘‘Financial Instruments-Credit Losses”. Topic 326 replaces the incurred loss impairment methodology with a requirement to recognize lifetime expected credit losses (measured over the contractual life of the instrument) immediately, based on information about past events, current conditions and forecasts of future economic conditions. This will reflect the net amount expected to be collected from the financial asset and is referred to as the current expected credit losses, or CECL, methodology, with measurement applicable to financial assets measured at amortized cost as well as off-balance sheet credit exposures not accounted for as insurance (including financial guarantees). Topic 326 also makes changes to the accounting for available-for-sale debt securities and purchased credit deteriorated financial assets, however, no such financial assets existed on date of adoption or in the reporting periods covered by these condensed consolidated financial statements.

Using the modified retrospective method, reporting periods beginning from January 1, 2020 are presented under Topic 326 while comparative periods continue to be reported in accordance with previously applicable GAAP and have not been restated. The cumulative effect of adoption on January 1, 2020 resulted in recognition of an allowance for credit losses on our balance sheet of $0.5 million (of which $0.3 million reflects a reduction to line-item ‘Other current assets’ and $0.2 million represents a reduction to line-items ‘Current portion of investment in leased vessel, net’ and ‘Investment in leased vessel, net’), with an offset to total equity of $0.5 million.

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU remove some disclosure requirements relating to transfers between Level 1 and Level 2 of the fair value hierarchy and introduce new disclosure requirements for Level 3 measurements. We adopted the disclosure improvements prospectively on January 1, 2020, but this amendment has not had a material impact on our disclosure requirements as we have no Level 3 measurements.

In October 2018, the FASB issued ASU 2018-17 Consolidation (Topic 810) - Targeted Improvements to Related Party Guidance for Variable Interest Entities. The amendments in this ASU specify that for the purposes of determining whether a decision-making fee is a variable interest, a company is now required to consider indirect interests held through related parties under common control on a proportionate basis as opposed to as a direct investment. We are required to adopt the codification improvements retrospectively using a cumulative-effect method to retained earnings of the earliest period presented herein, but the amendment had no impact on historic consolidation assessments or retained earnings.

In March 2020, the FASB issued ASU 2020-03 Financial Instruments (Topic 825) - Codification Improvements. The amendments in this ASU propose seven clarifications to improve the understandability of existing guidance, including that fees between debtor and creditor and third-party costs directly related to exchanges or modifications of debt instruments include line-of-credit or revolving debt arrangements. We adopted the codification improvements that were effective on issuance from January 1, 2020 under the specified transition approach connected with each of the codification improvements. This amendment has not had a material impact on our consolidated financial statements or related disclosures, including retained earnings, as of January 1, 2020.

Accounting pronouncements that have been issued but not adopted
The following table provides a brief description of recent accounting standards that have been issued but not yet adopted:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2019-12 Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes.	The amendment removes certain exceptions previously available and provides some additional calculation rules to help simplify the accounting for income taxes.	January 1, 2021	Under evaluation
ASU 2020-04 Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting.	The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topic 310, Receivables, Topic 470, Debt, and Topic 842, Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to modifications that occur after December 31, 2022.	Under evaluation	Under evaluation

4. VARIABLE INTEREST ENTITIES (“VIEs”)

Eskimo SPV

As of March 31, 2020, we leased one vessel from a VIE under a finance lease with a wholly-owned subsidiary, Sea 23 Leasing Co. Limited (“Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”). Eskimo SPV is a special purpose vehicle (SPV).

In November 2015, we sold the Golar Eskimo to Eskimo SPV and subsequently leased back the vessel under a bareboat charter for a term of 10 years. From the third year anniversary of the commencement of the bareboat charter, we have an annual option to repurchase the vessel at fixed pre-determined amounts, with an obligation to repurchase the vessel at the end of the ten year lease period.

While we do not hold any equity investment in Eskimo SPV, we have determined that we have a variable interest in Eskimo SPV and that Eskimo SPV is a VIE. Based on our evaluation of the bareboat agreement we have concluded that we are the primary beneficiary of Eskimo SPV and, accordingly, have consolidated Eskimo SPV into our financial results. We did not record any gain or loss from the sale of the Golar Eskimo to Eskimo SPV. We continue to report the vessel in our consolidated financial statements at the same carrying value, as if the sale had not occurred, and our contractual debt with the Eskimo SPV eliminates on consolidation.

The equity attributable to CMBL in Eskimo SPV is included in non-controlling interests in our consolidated results. As of March 31, 2020, the Golar Eskimo is reported under “Vessels and equipment, net” in our condensed consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of March 31, 2020:

Vessel	Effective from	Sales value (in $ millions)	Subsequent repurchase option (in $ millions)	Subsequent repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Eskimo	November 2015	285.0	202.0	November 2020	128.3	November 2025

A summary of our payment obligations under the bareboat charter with Eskimo SPV as of March 31, 2020 is shown below:

(in thousands of $)	2020(1)	2021	2022	2023	2024	After 2024
Golar Eskimo*	16,871	21,477	20,540	19,381	18,826	15,521

(1) For the nine months ending December 31, 2020.
*This payment obligation table above includes variable rental payments due under the lease based on an assumed LIBOR plus margin, but excludes the repurchase obligation at the end of the lease term.

The most significant impact of Eskimo SPV’s liabilities on our condensed consolidated balance sheet is as follows:

(in thousands of $)	March 31, 2020	December 31, 2019
Liabilities
Short-term debt	11,303	11,436
Long-term debt	164,912	169,395

The most significant impact of consolidation of Eskimo SPV’s operations on our condensed consolidated statement of operations is interest expense of $1.5 million and $2.1 million for the three months ended March 31, 2020 and 2019, respectively. The most significant impact of consolidation of Eskimo SPV’s cash flows on our condensed consolidated statement of cash flows is net cash of $6.1 million and $4.6 million used in financing activities for the three months ended March 31, 2020 and 2019, respectively.

Hilli LLC

On July 12, 2018, we acquired an interest in the Hilli through the acquisition of 50% of the Hilli Common Units. Concurrently with the closing of the Hilli Acquisition, we have determined that (i) Hilli LLC is a VIE, (ii) Golar is the primary beneficiary and retains sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli and (iii) we are not the primary beneficiary. Thus, Hilli LLC was not consolidated into our financial statements. Refer to note 9 for summarized financial information of Hilli LLC.

As of March 31, 2020, our maximum exposure as a result of our ownership in the Hilli LLC is the carrying value of our investment in affiliate of $190.6 million (see note 9) and the outstanding portion of the Hilli Facility which we have guaranteed (see note 14).

PT Golar Indonesia

We consolidated PT Golar Indonesia (“PTGI”), which owns the NR Satu, in our condensed consolidated financial statements effective September 28, 2011. PTGI became a VIE and we became its primary beneficiary upon our agreement to acquire all of Golar’s interests in certain subsidiaries that own and operate the NR Satu on July 19, 2012. We consolidate PTGI as we hold all of the voting stock and control all of the economic interests in PTGI.

5.                                      SEGMENT INFORMATION

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker, and which are subject to risks and rewards that are different from those of other segments.

As of March 31, 2020, we operate in the following three reportable segments: LNG carriers, FSRUs and FLNG.

•FSRUs are vessels that are permanently located offshore to regasify LNG. Six of our vessels are FSRUs;
•LNG carriers are vessels that transport LNG and are compatible with many LNG loading and receiving terminals globally. Four of our vessels are LNG carriers; and
•FLNG are vessels that are moored above an offshore natural gas field on a long-term basis. A FLNG receives, liquefies and stores LNG at sea and transfers it to LNG carriers that berth while offshore.

On May 15, 2019, we executed a modification to the charter for the Golar Freeze (the "Golar Freeze Charter") which triggered a change in accounting for the Golar Freeze Charter from an operating lease to a sales-type lease. Following this change, management changed the metric by which it measures the profitability of our segments to Adjusted EBITDA to reflect the change in accounting treatment of this contract and enable the comparability with the rest of the business.

	Three Months Ended March 31, 2020
(in thousands of $)	FSRU(1)	LNG Carrier	FLNG(2)	Unallocated(3)	Total Segment Reporting	Elimination(4)	Consolidated Reporting
Statement of operations:
Total operating revenues	53,441	16,374	26,018	—	95,833	(26,018)	69,815
Vessel operating expenses	(11,495)	(4,717)	(6,003)	—	(22,215)	6,003	(16,212)
Voyage and commission expenses	(1,313)	(871)	—	—	(2,184)	—	(2,184)
Administrative expenses(5)	(2,364)	(1,353)	(130)	—	(3,847)	130	(3,717)
Amount invoiced under sales-type lease	4,550	—	—	—	4,550	(4,550)	—
Adjusted EBITDA	42,819	9,433	19,885	—	72,137	(24,435)	47,702
Balance sheet (at end of period):
Total assets (6)	1,069,107	504,203	190,609	301,405	2,065,324	—	2,065,324

	Three Months Ended March 31, 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG(2)	Unallocated(3)	Total Segment Reporting	Elimination(4)	Consolidated Reporting
Statement of operations:
Total operating revenues	53,405	16,505	26,018	—	95,928	(26,018)	69,910
Vessel operating expenses	(11,793)	(5,017)	(5,953)	—	(22,763)	5,953	(16,810)
Voyage and commission expenses	(1,124)	(734)	(180)	—	(2,038)	180	(1,858)
Administrative expenses(5)	(2,377)	(1,489)	(308)	—	(4,174)	308	(3,866)
Adjusted EBITDA	38,111	9,265	19,577	—	66,953	(19,577)	47,376
Balance sheet (at end of period):
Total assets (6)	1,110,774	529,302	203,448	359,249	2,202,773	—	2,202,773

(1) Includes revenue relating to operating and service contracts, that is a non-lease component of sales-type leases recognized on a straight line basis over the contract term.
(2) Relates to the effective share of revenues, expenses and Adjusted EBITDA attributable to our 50% ownership of the Hilli Common Units which we acquired in July 2018 (see note 9). The earnings attributable to our investment in Hilli LLC is reported in the equity in net earnings of affiliate in our condensed consolidated statement of operations.
(3) Relates to assets not allocated to a segment, but included to reconcile to the total assets in our condensed consolidated balance sheet.
(4) Eliminations reverse the effective earnings attributable to our 50% ownership of the Hilli Common Units and the amounts invoiced under the sales-type lease. There are no transactions between reportable segments.
(5) Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels while administrative expenses for FLNG relates to our effective share of expenses attributable to our 50% ownership of the Hilli Common Units.
(6) Total assets by segment refers to our principal assets being that of our vessels, including the net investment in leased vessel.

6.                                      LOSSES/GAINS ON DERIVATIVES AND OTHER FINANCIAL ITEMS, NET

	Three Months Ended March 31,
(in thousands of $)	2020	2019
Mark-to-market losses for interest rate swaps	(45,533)	(16,484)
Net interest (expense)/income on un-designated interest rate swaps	(1,302)	2,517
Losses on derivative instruments	(46,835)	(13,967)

Amortization of debt guarantee (see note 14)	467	539
Foreign exchange gains/(losses) on finance lease obligation and related restricted cash	509	(807)
Foreign exchange losses on operations	(121)	(150)
Financing arrangement fees and other costs	(65)	(112)
Other financial items, net	790	(530)

Losses on derivatives and Other financial items, net	(46,045)	(14,497)

7. TAXATION

As of March 31, 2020, a net deferred tax liability of $11.1 million ($10.6 million at December 31, 2019) was provided for, due to the accounting net book value of the Golar Eskimo being greater than the tax written down value, arising from tax depreciation being in excess of the accounting depreciation.

Tax charge

The tax charge for the three months ended March 31, 2020 included current tax charges in respect of our operations in the United Kingdom, Brazil, Kuwait, Indonesia and Jordan.

The total tax charge includes a net deferred tax charge in relation to the tax depreciation in excess of accounting depreciation for Jordan of $0.5 million for the three months ended March 31, 2020 and 2019, respectively. In addition, Jordan introduced a new solidarity tax applicable from 2019 of 1% which we believe applies to our Jordan branch. Therefore, a further $nil and $1.4 million deferred tax charge was recognized for the three months ended March 31, 2020 and 2019, respectively.

Uncertain tax positions

As of March 31, 2020, we recognized a provision of $5.0 million (December 31, 2019: $4.6 million) for certain tax risks in various jurisdictions.

8. OPERATING LEASES

The components of operating lease income were as follows:

(in thousands of $)	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019
Operating lease income	67,813	68,696
Variable lease income	—	1,214
Total operating lease income	67,813	69,910

9. INVESTMENT IN AFFILIATE

The components of our equity method investment in Hilli LLC are as follows:

(in thousands of $)
Equity in net assets of affiliate at January 1, 2020	193,270
Dividend (note 14)	(4,449)
Equity in net earnings of affiliate	1,788
Equity in net assets of affiliate at March 31, 2020	190,609

Summarized financial information of Hilli LLC*

The following table summarizes the financial information of Hilli LLC shown on a 100% basis as of March 31, 2020 and December 31, 2019:

(in thousands of $)	Balance at March 31, 2020	Balance at December 31, 2019
Balance sheet
Current assets	55,552	54,000
Non-current assets	1,259,352	1,300,065
Current liabilities	(45,289)	(45,106)
Non-current liabilities	(905,418)	(924,578)

*The summarized financial information of Hilli LLC excludes the Hilli LLC lessor VIE's financial information.

10.   OTHER CURRENT ASSETS

(in thousands of $)	Balance at March 31, 2020	Balance at December 31, 2019
Trade receivables	16,014	17,303
Other receivables	11,629	9,807
Prepaid expenses (note 15)	5,966	2,087
	33,609	29,197

As at March 31, 2020, ‘Other receivables’ includes an amount of $10.4 million (December 31, 2019: $8.2 million) that is expected to be recovered through indemnity clauses relating to past performance of a bareboat charter and operating and services agreement with a charterer. The indemnity relates to how the bareboat charter and operating and services agreement should be taxed under the Jamaican tax authority and the receivable includes withholding and payroll taxes that are treated as operating expenses. As at March 31, 2020, corresponding liabilities of $0.8 million and $9.6 million (December 31, 2019: $0.6 million and $7.6 million) for payment of taxes and associated charges are included within ‘Other current liabilities’ in the condensed consolidated balance sheet. As at March 31, 2020, we have recognized $0.5 million of expected credit loss allowance against the indemnity asset.

There was $nil accrued interest included within the other current assets balance as at March 31, 2020.

11.                                      DEBT

As of March 31, 2020 and December 31, 2019, we had total long-term debt outstanding of $1,196.8 million and $1,216.9 million, respectively, net of deferred debt financing costs of $4.9 million and $6.0 million, respectively.

$800 million credit facility

In April 2016, we entered into an $800.0 million senior secured credit facility (the “$800 million credit facility”) with a syndicate of banks to refinance existing financing arrangements secured by seven of our existing vessels. The vessels included in this facility are the Golar Freeze, the Golar Grand, the Golar Igloo, the Golar Maria, the Golar Spirit, the Golar Winter and the Methane Princess.

The $800.0 million credit facility has a five-year term and the initial credit facility consisted of a $650.0 million term loan facility and a $150.0 million revolving credit facility. The revolving credit facility was reduced by $25.0 million on September 30, 2017. The requirement for the revolving credit facility to be reduced by a further $50.0 million in September 2018 was waived until maturity. As of March 31, 2020, we had drawn down $125.0 million on the revolving credit facility. The term loan facility is repayable in quarterly installments with a total final balloon payment of $378.0 million together with any amounts outstanding under the revolving facility. The $800 million credit facility bears interest at a rate of LIBOR plus a margin of 2.5%. As of March 31, 2020, the balance outstanding under the $800 million credit facility amounted to $555.0 million. Management is currently exploring various options to obtain the necessary funds to refinance the maturing credit facility. We have a track record of successfully refinancing our debt requirements and given the strong fundamentals of the underlying assets (contracted cash flows and existing leverage ratios), we believe that it is probable that we will obtain the necessary funding to meet our payment obligations under the maturing $800 million credit facility by April 2021.

The facility requires a security deposit to be held for the period of the loan, unless certain conditions are met. These balances are referred to in these condensed consolidated financial statements as restricted cash. As of March 31, 2020, the value of the restricted cash deposit secured against the loan was $21.9 million.

2015 and 2017 Norwegian Bonds

In May 2015, we completed the issuance and sale of $150 million aggregate principal amount of five year non-amortizing bonds in Norway (the “2015 Norwegian Bonds”). The 2015 Norwegian Bonds were due to mature on May 22, 2020 and bore interest at a rate of LIBOR plus 4.4%. We also entered into economic hedges that convert the floating rate of the interest obligation under the 2015 Norwegian Bonds to an all-in fixed rate of 6.275%.

On February 15, 2017, we completed the issuance and sale of $250.0 million aggregate principal amount of our 2017 Norwegian Bonds (the "2017 Norwegian Bonds”) which were due to mature in May 2021 and bore interest at a rate of 3-month LIBOR plus 6.25%. In connection with the issuance of the 2017 Norwegian Bonds, we entered into economic hedge interest rate swaps to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2017 Norwegian Bonds to an all-in interest rate of 8.194%.

In May 2020, the bondholders approved amendments to the 2015 Norwegian Bonds and the 2017 Norwegian Bonds. See note 17 for further information.

12.                               INVESTMENT IN LEASED VESSEL, NET

On May 15, 2019, we executed a modification to the Golar Freeze Charter which triggered a change in lease classification to a sales-type lease. This classification change resulted in the de-recognition of the vessel asset carrying value, the recognition of net investment in leased vessel (consisting of present value of the future lease receivables and unguaranteed residual value), and a gain on disposal. Post modification to sales-type lease, all charter hire revenue from the Golar Freeze sales-type lease has been recognized as interest income, of which $4.0 million and $nil were recognized, gross of expected credit loss allowance, for the three months ended March 31, 2020 and 2019.

As of March 31, 2020, we recognized $0.3 million of expected credit loss allowance against the balance of the "Investment in leased vessel, net", with a corresponding charge of $0.1 million recognized against "Interest income" in our condensed consolidated statement of operations.

As at March 31, 2020, there is $nil accrued interest included within the balance.

13.                                      FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. We have entered into swaps that convert floating rate interest obligations to fixed rates, which, from an economic perspective, hedge our interest rate exposure. We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however, we do not anticipate non-performance by any of our counterparties.

We manage our debt and finance lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates.

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020		December 31, 2019
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	35,095	35,095	47,661	47,661
Restricted cash and short-term deposits	Level 1	177,238	177,238	182,261	182,261
2015 and 2017 Norwegian Bonds (1)	Level 1	(400,000)	(300,633)	(400,000)	(394,715)
Short and long-term debt — floating (2)	Level 2	(801,640)	(801,640)	(822,944)	(822,944)
Obligation under finance lease (2)	Level 2	(114,582)	(114,582)	(122,779)	(122,779)

Derivatives:
Interest rate swaps asset (3) (4)	Level 2	—	—	1,285	1,285
Interest rate swaps liability (3) (4)	Level 2	(80,415)	(80,415)	(36,167)	(36,167)

(1) This pertains to the 2015 and 2017 Norwegian bonds with a carrying value of $400.0 million as of March 31, 2020 (December 31, 2019: $400.0 million), which are included under long-term debt on our condensed consolidated balance sheet. The fair value of the bonds as of March 31, 2020 was $300.6 million (December 31, 2019: $394.7 million), which is 75.16% of their face value (December 31, 2019: 98.68%).

(2) Our short-term and long-term debt and finance lease obligations are recorded at amortized cost in our condensed consolidated balance sheet. The long-term debt, in the table above, is presented gross of deferred financing cost of $4.9 million as of March 31, 2020 (December 31, 2019: $6.0 million).

(3)  Derivative liabilities are captured within other current liabilities and derivative assets are generally captured within other current assets and non-current assets on our condensed consolidated balance sheet.

(4)  The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to that counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our condensed consolidated balance sheets as of March 31, 2020 and December 31, 2019 would be adjusted as detailed in the following table:

	March 31, 2020			December 31, 2019
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	—	—	—	1,285	(1,029)	256
Total liability derivatives	(80,415)	—	(80,415)	(36,167)	1,029	(35,138)

As of March 31, 2020, we had entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional amount	Maturity Dates			Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	1,539,318	2020	to	2026	1.12%	to	2.90%

14.             RELATED PARTY TRANSACTIONS

Net expense from related parties:

	Three Months Ended March 31,
(in thousands of $)	2020	2019
Transactions with Golar and affiliates:
Management and administrative services fees (a)	(1,958)	(2,436)
Ship management fees (b)	(1,316)	(1,115)
Interest expense on short-term loans (c)	(204)	—
Distributions with Golar, net (d)	(4,711)	(6,163)

(Payables)/receivables with related parties:

As of March 31, 2020 and December 31, 2019, balances with related parties consisted of the following:

(in thousands of $)	March 31, 2020	December 31, 2019
Balances due (to)/from Golar and affiliates (c)	(6,760)	2,845
Methane Princess lease security deposit (e)	2,096	2,253
Total	(4,664)	5,098

(a) Management and administrative services fees - We are party to a management and administrative services agreement with Golar Management Limited (“Golar Management”), a wholly-owned subsidiary of Golar, pursuant to which Golar Management provides to us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days’ written notice.

(b) Ship management fees - Golar and certain of its subsidiaries charged ship management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain subsidiaries of Golar, including Golar Management. We may terminate these agreements by providing 30 days’ written notice.

(c) Interest expense on short-term loan, balances due (to)/from Golar and its affiliates - Receivables and payables with Golar and its affiliates primarily comprise of unpaid fees and expenses for management and administrative services and vessel management services performed by Golar and its affiliates, dividends due in respect of the Hilli Common Units, and other related party arrangements, including short term loan balances. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Balances due from and to Golar and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

In February 2020, we borrowed $25.0 million from Golar, with the loan bearing interest at a rate of LIBOR plus 5.0%. During the three months ended March 31, 2020, we repaid $20.0 million of the loan and were charged interest of $0.2 million.

(d) Distributions with Golar, net - During each of the three months ended March 31, 2020 and 2019, we paid total distributions to Golar of $9.2 million in respect of the Common Units and General Partner units owned by it.

During the three months ended March 31, 2020 and 2019, Hilli LLC declared quarterly distributions totaling $4.4 million and $3.0 million, respectively, in respect of the Hilli Common Units owned by us.

(e) Methane Princess lease security deposit - This represents net advances to Golar since our initial public offering in April 2011, which correspond with the net release of funds from the security deposits held relating to the Methane Princess lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement that we entered into with Golar at the time of our initial public offering. Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess lease.

Other transactions

Agency agreement with PT Pesona Sentra Utama (or PT Pesona) - PT Pesona, an Indonesian company, owns 51% of the issued share capital in our subsidiary, PTGI, the owner and operator of NR Satu, and provides agency and local representation services for us with respect to NR Satu. During each of the three months ended March 31, 2020 and 2019, PT Pesona received an agency fee of $0.1 million.

Hilli guarantees (in connection with the Hilli Acquisition)

(i) Debt

Hilli Corp is a party to a Memorandum of Agreement, dated September 9, 2015, with Fortune Lianjiang Shipping S.A., a subsidiary of China State Shipbuilding Corporation (“Fortune”), pursuant to which Hilli Corp has sold to and leased back from Fortune the Hilli under a 10-year bareboat charter agreement (the “Hilli Facility”). The Hilli Facility provided for post-construction financing for the Hilli in the amount of $960 million. Under the Hilli Facility, Hilli Corp will pay to Fortune forty consecutive equal quarterly repayments of 1.375% of the construction cost, plus interest based on LIBOR plus a margin of 3.95%. In connection with the closing of the Hilli Acquisition, we agreed to provide a several guarantee (the “Partnership Guarantee”) of 50% of the outstanding principal, interest, expenses and other amounts payable by Hilli Corp under the Hilli Facility pursuant to a Deed of Amendment, Restatement and Accession relating to a guarantee between Golar, Fortune and us dated July 12, 2018. We entered into a $480.0 million interest rate swap in relation to our proportionate share of the obligation under the Hilli Facility.

(ii) Letter of credit

On November 28, 2018, we entered into an agreement to guarantee (the “LOC Guarantee”) the letter of credit issued by a financial institution in the event of Hilli Corp’s underperformance or non-performance under the liquefaction tolling agreement for the Hilli. Under the LOC Guarantee, we are severally liable for any outstanding amounts that are payable, based on the percentage ownership that Golar holds in us, multiplied by our percentage ownership in Hilli Common Units.

Pursuant to the Partnership Guarantee and the LOC Guarantee, we are required to comply with the following covenants:

•free liquid assets of at least $30 million throughout the term of the Hilli Facility;
•maximum net debt to EBITDA ratio for the previous 12 months of 6.5:1; and
•consolidated tangible net worth of $123.95 million.

As of March 31, 2020, the amount we have guaranteed under the Partnership Guarantee and the LOC Guarantee is $414.0 million, and the fair value of debt guarantee, presented under "Other current liabilities" and "Other non-current liabilities" of our condensed consolidated balance sheet, amounting to $1.7 million and $6.1 million, respectively. As at March 31, 2020, we are in compliance with the covenants for both Hilli guarantees.

15.          OTHER COMMITMENTS AND CONTINGENCIES

 Assets pledged

(in thousands of $)	March 31, 2020	December 31, 2019
Carrying value of vessels and equipment secured against long-term loans and finance leases	1,336,393	1,350,301
Carrying value of investment in leased vessel, net secured against long-term loans and finance leases	113,291	114,137
	1,449,684	1,464,438

Other contractual commitments and contingencies
Insurance

We insure the legal liability risks for our shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, we are subject to a call for additional premiums based on the clubs' claims record, in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional premiums on the members.

Tax lease benefits

As of March 31, 2020, we have one UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of March 31, 2020, there was a net accrued gain of approximately $1.7 million.

Under the terms of the leasing arrangement, the benefits are derived primarily from the tax depreciation assumed to be available to the lessor as a result of their investment in the vessel. As is typical in these leasing arrangements, as the lessee, we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the Her Majesty's Revenue and Customs (the “HMRC”), the UK tax authorities, with regard to the initial tax basis of the transactions, or in the event of an early termination of the Methane Princess lease or in relation to the other vessels previously financed by UK tax leases, we may be required to make additional payments principally to the UK vessel lessor. We would be required to return all, or a portion of, or in certain circumstances significantly more than the upfront cash benefits that Golar received in respect of the lease financing transaction. Furthermore, the lessor of the Methane Princess has a second priority security interest in the Methane Princess, the Golar Spirit and the Golar Grand. Our obligation to the lessor under the Methane Princess Lease is secured by a letter of credit (“LC”) provided by other banks.

HMRC has been challenging the use of similar tax lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (“UK court”) ruled in favor of HMRC. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us, and we believe that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe the Methane Princess lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $32 million (£24.0 million). Golar's discussions with HMRC on this matter have concluded without agreement and, in January 2020, Golar received a closure notice to the inquiry, which states the basis of HMRC’s position. In December 2019, in conjunction with the lessor, Golar obtained supplementary legal advice confirming Golar's position, and consequently a notice of appeal against the closure notice was submitted to HMRC. We remain confident of our position, however given the complexity of these discussions it is impossible to quantify the reasonably possible loss, and we continue to estimate the possible range of exposures as set out above. However, under the indemnity provisions of the Omnibus Agreement, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the condensed consolidated financial statements.

In November and December 2015, the Indonesian tax authorities issued letters to our subsidiary, PTGI, to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In April 2016, PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation. The final hearing took place in June 2016 and we received the verdict of the Tax Court in November 2017, which rejected PTGI’s claim. In February 2018, PTGI filed a Judicial Review with the Supreme Court of Indonesia, but in December 2018, the Supreme Court of Indonesia ruled against PTGI with regards the validity of waiver cancellation. However, we do not believe it probable that a liability exists as a result of this ruling, as no Tax Underpayment Assessment Notice has been received within the statute of limitations period. Should we receive such notice from the tax authorities, we intend to challenge the legality of the assessment. In any event, we believe PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered into with them.

In December 2019, the Indonesian tax authorities issued tax assessments for land and buildings tax to our subsidiary, PTGI for the years 2015 to 2019 inclusive in relation to the NR Satu, for the amount of $3.8 million. We have paid the assessed tax in January 2020 to avoid further penalties. This is presented in "Other current assets" of our condensed consolidated balance sheet (see note 10). However, we intend to appeal against the assessments for the land and buildings tax and we believe we have reasonable grounds for success, on the basis of no precedent set from past case law and the new legislation effective prospectively from January 1, 2020, that now specifically lists FSRUs as being an object liable to land and buildings tax, when it previously did not.

16.          LOSSES PER UNIT AND CASH DISTRIBUTIONS

The calculations of basic and diluted losses per common unit are presented below:

	Three Months Ended March 31,
(in thousands of $, except per unit data)	2020	2019
Common unitholders' interest in net loss	(35,440)	(17,657)
Less: distributions paid (1)	(1,400)	(28,074)
Over distributed earnings	(36,840)	(45,731)

Basic and diluted:
Weighted average common units outstanding (in thousands)	69,302	69,455

Losses per unit (basic and diluted):
Basic and diluted - common unitholders	$(0.51)	$(0.25)

Cash distributions declared and paid in the period per common unit(2):	$0.40	$0.40
Subsequent event: Cash distributions declared and paid per common unit relating to the period(3):	$0.02	$0.40
 ______________________________________
(1) Refers to distributions made or to be made in relation to the period, irrespective of the declaration and payment dates, and is based on the weighted average number of common units outstanding in the period.

(2) Refers to cash distributions declared and paid during the period.

(3) Refers to cash distributions declared relating to the period and paid subsequent to the period end.

As of March 31, 2020, of our total number of common units outstanding, 69.2% were held by the public and the remaining common units were held by Golar.

17.          SUBSEQUENT EVENTS

Cash Distributions

On April 1, 2020, we announced a 95% reduction to our quarterly common unit distribution to $0.0202 per unit for the quarter ended March 31, 2020 (from $0.4042 per unit in the previous quarter).

In May 2020, we paid a distribution of $0.0202 per common unit in respect of the quarter ended March 31, 2020, to unitholders of record as of May 7, 2020, amounting to $1.4 million. We also paid a cash distribution of $0.546875 per Series A Preferred Unit in respect of the period from February 15, 2020 through May 14, 2020 to unitholders of record as of May 8, 2020, amounting to $3.0 million.

Financing

In February 2020, we borrowed $25.0 million from Golar, with interest at LIBOR plus a margin of 5.0%. The outstanding balance of the loan as of March 31, 2020 of $5.0 million, including interest, was repaid in April 2020.

In May 2020, we entered into a revolving credit facility with a total availability of $25.0 million with Golar, of which we drew down $15.0 million. The facility is unsecured, repayable in full in June 2020 and bears interest at a rate of LIBOR plus a margin of 5%.

2015 Norwegian Bonds and 2017 Norwegian Bonds Refinancing

On May 5, 2020, bondholders approved amendments (the “Norwegian Bond Amendments”) to our Norwegian bonds issued in 2015 (the “2015 Norwegian Bonds”) and our Norwegian bonds issued in 2017 (the “2017 Norwegian Bonds”, and together with the 2015 Norwegian Bonds, the “Norwegian Bonds”), as follows:

2015 Norwegian Bonds: The maturity date has been extended to November 22, 2021. The interest rate increased by 185 basis points to LIBOR plus 6.25% per annum. The repayment profile of the 2015 Norwegian Bonds changed from a bullet repayment on the original maturity date to amortization as follows:

•Equal installments of $5.0 million (at 100% of par value), commencing on September 30, 2020 and thereafter on each interest payment date up to and including the interest payment date in May 2021;
•Equal installments of $3.8 million (at 100% of the par value) on each interest payment date thereafter; and
•Repayment of the remaining amount at a price of 105% of the par value on November 22, 2021.

We may redeem the 2015 Norwegian Bonds (in whole or in part) together with accrued and unpaid interest thereon any time (i) from and including the interest payment date in May 2020 until (but excluding) the interest payment date in May 2021 at 100% of the par value of the 2015 Norwegian Bonds redeemed; and (ii) from and including the interest payment date in May 2021 to (but excluding) November 22, 2021, at 105% of the par value of the 2015 Norwegian Bonds redeemed.

2017 Norwegian Bonds: The maturity date has been extended to November 15, 2022. The interest rate increased by 185 basis points to LIBOR plus 8.1% per annum. The repayment profile of the 2017 Norwegian Bonds changed from a bullet repayment upon the original maturity date to amortization as follows:

•Equal installments of $5.0 million (at 100% of par value), commencing on September 30, 2020 and thereafter on each interest payment date up to and including the interest payment date in May 2021;
•Equal installments of $6.3 million (at 100% of the par value) on the interest payment dates in August 2021 and November 2021;
•Equal installments of $10.0 million (at 100% of the par value) from and including the interest payment date in February 2022 after the 2015 Norwegian Bonds have been redeemed in full and on each interest payment date thereafter; and
•Repayment of the remaining amount at a price of 105% of the par value on November 15, 2022.

We may redeem the 2017 Norwegian Bonds (in whole or in part) together with accrued and unpaid interest thereon at any time (i) from and including the interest payment date in May 2020 until (but excluding) the interest payment date in May 2021 at 100% of the par value of the 2017 Norwegian Bonds redeemed; and
(ii) from and including the interest payment date in May 2021 to (but excluding) November 15, 2022, at 105% of the par value of the 2017 Norwegian Bonds redeemed.

Under the Norwegian Bond Amendments, we may incur no additional financial indebtedness without applying the proceeds received therefrom to redeem the Norwegian Bonds on a pro rata basis, other than certain permitted financial indebtedness incurred: (i) to repay existing financial indebtedness, (ii) by way of secured debt from financial institutions incurred in the ordinary course of business in connection with acquisitions of assets or (iii) an amount up to $25.0 million in aggregate, provided that the proceeds in the case of each of (i) to (iii) above are not applied for redemption of any or all of the 2017 Norwegian Bonds prior to the redemption of the 2015 Norwegian Bonds in full. In addition, the Norwegian Bond Amendments contain a provision prohibiting us from paying distributions to our common unitholders in an amount greater than (i) $0.0808 per common unit per annum or (ii) the aggregate amount of cash equity raised. Additionally, under the Norwegian Bond Amendments, we will not be permitted to repurchase any of our common or preferred units.